Exhibit 99.1

ASSIGNMENT AND AMENDMENT AGREEMENT

THIS ASSIGNMENT AND AMENDMENT AGREEMENT dated July 25, 2022 (the “Amendment Agreement”),

BETWEEN:

Hecla Mining Company, a corporation existing under the laws of the State of Delaware (the “Assignor”)

- and -

Alexco Resource Corp., a corporation existing under the laws of the Province of British Columbia (“Alexco”)

- and -

1080980 B.C. Ltd., a corporation existing under the laws of the Province of British Columbia (the “Assignee” and together with the Assignor and Alexco, the “Parties” and each of them a “Party” to this Amendment Agreement)

RECITALS:

A.	Alexco and Assignor entered into an arrangement agreement dated July 4, 2022 (the “Arrangement Agreement”).
B.	The Assignee is a wholly-owned subsidiary of Hecla Canada Ltd., corporation existing pursuant to the federal laws of Canada (“HCL”), and HCL is a wholly-owned subsidiary of the Assignor.
C.	Assignor wishes to assign certain rights, benefits, privileges, duties, liabilities and obligations under the Arrangement Agreement to the Assignee in accordance with Section 9.5 of the Arrangement Agreement and the Assignee wishes to assume such rights, benefits, privileges, duties, liabilities and obligations of Assignor.
D.	The Assignor acknowledges that in accordance with Section 9.5 of the Arrangement Agreement, that the Assignor shall continue to be jointly and severally liable, with the Assignee, for all obligations under the Arrangement Agreement.
E.	The Parties wish to amend the Plan of Arrangement, attached as Schedule A to the Arrangement Agreement, in accordance with Section 8.3 of the Arrangement Agreement and Section 6.1 of the Plan of Arrangement.
F.	The Parties wish to amend the Arrangement Resolution in accordance with Section 8.3 of the Arrangement Agreement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

Unless otherwise defined herein all capitalized terms shall have the meanings given to them in the Arrangement Agreement

1.2	Interpretation Not Affected by Headings

The division of this Amendment Agreement into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Amendment Agreement. Unless the contrary intention appears, references in this Amendment Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Amendment Agreement and not any particular article, section, subsection, paragraph or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number and Gender

In this Amendment Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Amendment Agreement to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute, rule or regulation.

1.6	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in required to be made shall be made in accordance with IFRS consistently applied.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	Plan of Arrangement
Schedule B	Alexco Resolution

Article 2
ASSIGNMENT

2.1	Assignment
(a)	Effective as of the date hereof:
(i)	Assignor transfers, assigns and conveys to the Assignee, and the Assignee accepts such transfer and conveyance of all of the Assignor’s rights, benefits, privileges, duties, liabilities and obligations arising under the Arrangement Agreement as “Hecla” from and after date hereof, save and except for the right to receive the Termination Fee referenced in Section 7.3 of the Arrangement Agreement upon the occurrence of a Termination Fee Event which such right shall be retained by the Assignor.
(ii)	The Assignee assumes all of the duties, liabilities and obligations of the Assignor so assigned arising from and after the date hereof under the Arrangement Agreement in accordance with and subject to the terms and conditions of the Arrangement Agreement and this Amendment Agreement.
(iii)	The Assignee agrees:
(i)	to observe, perform and be bound by all of the terms, conditions and provisions of the Arrangement Agreement (as amended by this Amendment Agreement and as may be further amended, amended and restated or otherwise supplemented from time to time in accordance with the terms thereof after the date hereof) required to be observed and performed by the Assignor thereunder in the same manner and to the same extent as if it had been initially named as “Hecla” in the Arrangement Agreement; and
(ii)	it shall be liable for and shall pay, discharge, perform or otherwise satisfy, in accordance with their respective terms and conditions (as may be amended, amended and restated or otherwise supplemented from time to time in accordance with the terms thereof after the date hereof), all of the obligations of the Assignor arising under the Arrangement Agreement, in each case in respect of all matters arising from and after the date hereof, provided that, the Parties acknowledge and agree that the covenants of the Assignor in Section 5.4 of the Arrangement Agreement in respect of the Hecla Secured Loan and the Private Placement have been satisfied by the entering into of the bridge loan agreement dated July 4, 2022 between the Assignor and Alexco, and the subscription agreement dated July 4, 2022 between the Assignee and Alexco, respectively.

(b)	The Assignor acknowledges that, notwithstanding the foregoing, in accordance with Section 9.5 of the Arrangement Agreement, the Assignor shall continue to be jointly and severally liable, with the Assignee of all of its obligations under the Arrangement Agreement and hereby further agrees that the Assignor will not be relieved of any of the representations and warranties set out in Section 4.1 of the Arrangement Agreement, and each of such representations and warranties will continue to refer to the Assignor and not the Assignee.
(c)	The Assignor hereby agrees to indemnify and save Alexco, the Alexco Securityholders and the Persons set out in Section 7.5.5 of the Arrangement Agreement (the “Third Party Beneficiaries”) harmless from and against all loss, cost, damage, expense, claims and liability which they may at any time suffer or incur in connection with any failure by the Assignee to duly and punctually perform its obligations owed to Alexco, the Alexco Securityholders and such Third Party Beneficiaries under the Arrangement Agreement.

Article 3
Amendments to the arrangement agreement

3.1	Amendments
(a)	Schedule A [Plan of Arrangement] to the Arrangement Agreement is hereby deleted in its entity and replace with Schedule A to this Amendment Agreement.
(b)	Schedule B [Alexco Resolution] to the Arrangement Agreement is hereby deleted in its entirety and replaced with Schedule B to the Amendment Agreement.
(c)	Section 2.12 (Tax Election) shall be added to the Arrangement Agreement following Section 2.11 (Withholding Taxes), as follows:

“Section 2.12 Tax Elections

Following the Effective Date, Hecla may cause Alexo and any of its subsidiaries to make the election referred to in subsection 256(9) of the Tax Act, and comparable provisions of applicable provincial or territorial legislation, and to file such election(s) for the Alexco’s and the subsidiaries’ taxation year ending immediately before the Effective Date.”

3.2	Remainder of Arrangement Agreement

Except as expressly set forth herein, this Amendment Agreement shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Arrangement Agreement, all of which shall continue to be in full force and effect. On and after the date hereof, each reference in the Arrangement Agreement to “this Agreement,” “the Agreement,” “hereunder,” “hereof,” “herein” or words of like import, and each reference to the Arrangement Agreement in any other agreements, documents or instruments executed and delivered pursuant to, or in connection with, the Arrangement Agreement, will mean and be a reference to the Arrangement Agreement as amended by this Amendment Agreement.

Article 4
REPRESENTATIONS AND WARRANTIES OF ASSIGNEE AND ASSIGNOR

4.1	Representations and Warranties

The Assignor and the Assignee, jointly and severally, represent and warrant to and in favour of Alexco, as follows:

(a)	Authority Relative to this Agreement. Each of the Assignee and the Assignor has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Amendment Agreement by each of the Assignee and the Assignor and the performance by each of them of their respective obligations under this Amendment Agreement have been duly authorized and no other corporate proceedings on the part of either the Assignee or the Assignor are necessary to authorize the execution and delivery of this Agreement or the performance by the Assignee or the Assignee of its obligations under this Amendment Agreement or the completion of the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by the Assignee and the Assignor and constitutes a legal, valid and binding obligation of each of them, enforceable against each of them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.
(b)	Representations and Warranties in the Arrangement Agreement. The Assignee represents and warrants that the representations and warranties in Section 4.1(a), (b) and (c) of the Arrangement Agreement are true and accurate as of the date hereof as if all references to Hecla therein referred to the Assignee.
4.2	Survival of Representations and Warranties

The representations and warranties of Assignee and Assignor contained in this Amendment Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Amendment Agreement is terminated in accordance with its terms.

Article 5
REPRESENTATIONS AND WARRANTIES OF Alexco

5.1	Representations and Warranties

Alexco hereby represents and warrants to and in favour of the Assignor and the Assignee that Alexco has the requisite corporate power and capacity to enter into this Amendment Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Amendment Agreement by Alexco and the performance by Alexco of its obligations under this Amendment Agreement have been duly authorized and no other corporate proceedings on the part of Alexco are necessary to authorize the execution and delivery of this Amendment Agreement or the performance by Alexco of its obligations under this Amendment Agreement or the completion of the Arrangement pursuant to the Plan of Arrangement. This Amendment Agreement has been duly executed and delivered by Alexco and constitutes a legal, valid and binding obligation of Alexco, enforceable against Alexco in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be granted only in the discretion of a court of competent jurisdiction.

5.2	Survival of Representations and Warranties

The representations and warranties of Alexco contained in this Amendment Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Amendment Agreement is terminated in accordance with its terms.

Article 6
general provisions

6.1	Miscellaneous

The provisions of Article 9 [General Provisions] of the Arrangement Agreement shall apply to this Amendment Agreement, mutatis mutandis, including with respect to Section 9.1 therein whereby all notices delivered to Hecla (as contemplated by the Arrangement Agreement) shall be deemed to be notice given to each of the Assignor and Assignee

[The next page is the signature page.]

IN WITNESS WHEREOF the Parties have executed this Amendment Agreement as of the date first written above.

HECLA MINING COMPANY
By:	/s/ Robert D. Brown
Name: Robert D. Brown
Title: VP Corporate Development and Sustainability

1080980 B.C. LTD.
By:	/s/ Robert D. Brown
Name: Robert D. Brown
Title: President

ALEXCO RESOURCE CORP.
By:	xxxxx
Name: xxxxxxxxxx
Title: xxxxxxxxxxx

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“108” means 1080980 B.C. Ltd.;
(b)	“Alexco” means Alexco Resource Corp.;
(c)	“Alexco Circular” means the notice of the Alexco Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Alexco Securityholders in connection with the Alexco Meeting, as amended, supplemented or otherwise modified from time to time;
(d)	“Alexco Disclosure Letter” means the disclosure letter executed by Alexco and delivered to Hecla concurrently with the execution of the Arrangement Agreement;
(e)	“Alexco DSU” means a deferred share unit issued pursuant to the Alexco DSU Plan;
(f)	“Alexco DSU Plan” means the deferred share unit plan of Alexco, as approved by Alexco Shareholders on June 6, 2019;
(g)	“Alexco DSU Holder” means a holder of one or more Alexco DSUs;
(h)	“Alexco Equity Incentive Plans” means the Alexco Stock Option Plan, the Alexco RSU Plan and the Alexco DSU Plan;
(i)	“Alexco In-The-Money Option” means an Alexco Option in respect of which the Alexco Option In-The-Money Amount, determined on the last Business Day immediately preceding the Effective Date, is a positive amount;
(j)	“Alexco Meeting” means the special meeting of Alexco Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Alexco Resolution;
(k)	“Alexco Option” means a right and option to purchase one or more Alexco Shares granted pursuant to the Alexco Stock Option Plan or otherwise enforceable against Alexco;

(l)	“Alexco Optionholders” means, collectively, the holders of one or more Alexco Options;
(m)	“Alexco Option In-The-Money Amount” in respect of a Alexco Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the aggregate Alexco Shares that a holder is entitled to acquire on exercise of such Alexco Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Alexco Shares;
(n)	“Alexco Out-of-the-Money Option” means an Alexco Option other than an Alexco In-The-Money Option;
(o)	“Alexco Resolution” means the special resolution of Alexco Shareholders approving the Arrangement, which is to be considered at the Alexco Meeting, substantially in the form of Schedule B to the Arrangement Agreement;
(p)	“Alexco RSU” means a restricted share unit issued pursuant to the Alexco RSU Plan;
(q)	“Alexco RSU Plan” means the restricted share unit plan of Alexco, as approved by Alexco Shareholders on June 10, 2021;
(r)	“Alexco RSU Holder" means a holder of one or more Alexco RSUs;
(s)	“Alexco Security” means an Alexco Share, Alexco Option, Alexco DSU or Alexco RSU;
(t)	“Alexco Securityholder” means a holder one or more of Alexco Securities;
(u)	“Alexco Shareholder” means a holder of Alexco Shares;
(v)	“Alexco Shares” means the common shares in the authorized capital of Alexco;
(w)	“Alexco Stock Option Plan” means the stock option plan of Alexco, as approved by Alexco Shareholders on June 6, 2019 and as further amended on June 9, 2022;
(x)	“Arrangement” means the arrangement pursuant to Division 5 of Part 9 of the BCBCA with respect to, among others, Alexco, Alexco Securityholders and 108 on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of 108 and Alexco, each acting reasonably;
(y)	“Arrangement Agreement” means the arrangement agreement dated July 4, 2022, between Hecla and Alexco, as assigned and amended pursuant to an assignment and amendment agreement dated July [•], by and among Alexco, Hecla and 108, to which this Plan of Arrangement is attached, including (unless the context otherwise requires) the Schedules thereto, together with the Alexco Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(z)	“BCBCA” means the Business Corporations Act (British Columbia);
(aa)	“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the banks located in Vancouver, British Columbia or Toronto, Ontario, are closed or authorized to be closed;
(bb)	“Consideration” means for each Alexco Share, 0.116 Hecla Shares, being the consideration payable under this Plan of Arrangement to a person who is a Alexco Shareholder other than 108;
(cc)	“Court” means the Supreme Court of British Columbia;
(dd)	“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;
(ee)	“Dissent Rights” has the meaning ascribed thereto in Section 5.1;
(ff)	“Dissent Share” means a Alexco Share in respect of which a Dissenting Shareholder has duly and validly exercised Dissent Rights in strict compliance with Article 5 of this Plan of Arrangement;
(gg)	“Dissenting Shareholder” means a registered Alexco Shareholder as of the record date of the Alexco Meeting that duly and validly exercises Dissent Rights in respect of all Alexco Shares held and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;
(hh)	“Effective Date” means the date upon which the Arrangement becomes effective as set out in Section 2.8(a) of the Arrangement Agreement;
(ii)	“Effective Time” means 12:02 a.m. (Vancouver time) on the Effective Date, or such other time as 108 and Alexco may agree upon in writing;
(jj)	“Election Deadline” means 4:30 p.m. (Vancouver time) on the third (3rd) Business Day immediately prior to the date of the Alexco Meeting;
(kk)	“Final Order” means the final order of the Court in a form acceptable to both 108 and Alexco, each acting reasonably, pursuant to Section 291 of the BCBCA approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both 108 and Alexco, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both 108 and Alexco, each acting reasonably);
(ll)	“Hecla” means Hecla Mining Company;
(mm)	“Hecla Shares” means common shares in the capital of Hecla;

(nn)	“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to the BCBCA in a form acceptable to both108 and Alexco, each acting reasonably, providing for, among other things, the calling and holding of the Alexco Meeting, as the same may be amended, modified, supplemented or varied by the Court (with the consent of both 108, and Alexco, each acting reasonably);
(oo)	“Letter of Transmittal” means the Letter of Transmittal enclosed with the Alexco Circular sent in connection with the Alexco Meeting pursuant to which, among other things, registered Alexco Shareholders are required to deliver certificates representing Alexco Shares;
(pp)	“Liens” means any hypothec, mortgage, pledge, assignment, lien, charge, security interest, encumbrance adverse right or claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;
(qq)	“Option Consideration” means, in respect of an Alexco In-The-Money Option, such number of Alexco Shares obtained by dividing: (i) the Alexco Option In-The-Money Amount in respect of such Alexco In-The-Money Option, by (ii) total fair market value (determined immediately before the Effective Time) of the aggregate Alexco Shares that a holder is entitled to acquire on exercise of such Alexco Option, with the result rounded down to the nearest whole number of Alexco Shares;
(rr)	“Parties” means 108 and Alexco, and “Party” means any one of them;
(ss)	“Plan of Arrangement” means this Plan of Arrangement as amended or supplemented from time to time in accordance with the terms hereof;
(tt)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
(uu)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

Any capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to them in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings in this Plan of Arrangement are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute, rule or regulation.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8	Time

Time shall be of the essence in every matter or action contemplated hereunder.

Article 2
ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

The Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Effect of the Arrangement

This Plan of Arrangement and the Arrangement shall be binding upon Alexco, Hecla, 108, the Alexco Securityholders (including Dissenting Shareholders), the Depositary, the registrar and transfer agent of Alexco as and from the Effective Time, without any further act or formality required on the part of any person except as expressly provided herein.

Article 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	each Alexco In-the-Money Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall immediately and unconditionally vest, notwithstanding the terms of the Alexco Option Plan and shall, without any further action by or on behalf of any Alexco Optionholder, be deemed to be assigned and transferred by such Alexco Optionholder (free and clear of all Liens) to Alexco for cancellation in exchange for the Option Consideration. The Alexco Shares comprising the Option Consideration will be issued to such Alexco Optionholder as fully paid and non-assessable shares in the capital of Alexco;
(b)	each Alexco Out-of-the-Money Option outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of any Alexco Optionholder, be cancelled without any payment in respect thereof;
(c)	(i) each Alexco Optionholder shall cease to be a holder of such Alexco Options, (ii) each such holder’s name shall be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco Options shall be terminated and shall be of no further force and effect;
(d)	each Alexco DSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Alexco DSU Plan and shall, without any further action by or on behalf of the Alexco DSU Holder thereof, be deemed to be assigned and transferred by such Alexco DSU Holder to Alexco (free and clear of all Liens) in exchange for, as determined by the board of directors of Alexco in accordance with the Alexco DSU Plan, either a cash payment or the number of Alexco Shares equal to the number of Alexco Shares a holder is entitled to under each Alexco DSU. Any such Alexco Shares will be issued to such Alexco DSU Holder as fully paid and non-assessable shares in the capital of Alexco; provided that no share certificates shall be issued with respect to such shares;
(e)	each Alexco DSU Holder shall cease to be a holder of such Alexco DSUs, (ii) each such holder’s name shall be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco DSUs shall be terminated and shall be of no further force and effect;
(f)	each Alexco RSU outstanding immediately prior to the Effective Time shall immediately and unconditionally vest, notwithstanding the terms of the Alexco RSU Plan and shall, without any further action by or on behalf of the Alexco RSU Holder thereof, be deemed to be assigned and transferred by such Alexco RSU Holder to Alexco (free and clear of all Liens) in exchange for the number of Alexco Shares equal to the number of Alexco Shares a holder is entitled to under each Alexco RSU less that number of Alexco Shares with a fair market value equal to the amount of required withholding tax rounded up to the nearest Alexco Share. The Alexco Shares will be issued to such Alexco RSU Holder as fully paid and non-assessable shares in the capital of Alexco; provided that no share certificates shall be issued with respect to such shares;

(g)	(i) each Alexco RSU Holder shall cease to be a holder of such Alexco RSUs, (ii) each such holder’s name shall be removed from each applicable register maintained by Alexco, and (iii) all agreements relating to the Alexco RSUs shall be terminated and shall be of no further force and effect;
(h)	each Dissenting Shareholder shall transfer to 108 all of the Dissent Shares held (free and clear of all Liens), without any further act or formality on its part, and in consideration therefor, 108 shall issue to the Dissenting Shareholder a debt- claim to be paid the aggregate fair market value of those Dissent Shares as determined pursuant to Section 5.1, and in respect of the Dissent Shares so transferred
(i)	the Dissenting Shareholder shall cease to be the holder thereof,
(ii)	the name of the Dissenting Shareholder shall be removed from the register maintained by or on behalf of Alexco in respect of the Alexco Shares,
(iii)	the Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and
(iv)	the name of 108 shall be added to the register maintained by or on behalf of Alexco in respect of the Alexco Shares as the holder thereof; and
(i)	each Alexco Shareholder shall transfer to 108 (free and clear of all Liens) each whole Alexco Share held (other than any Alexco Shares held by 108 immediately before the Effective Time or acquired by 108 from a Dissenting Shareholder under Section 3.1(h)), including the Alexco Shares issued pursuant to Section 3.1(d) or Section 3.1(f) in exchange for the Consideration for each Alexco Share held, and
(i)	the Alexco Shareholder shall cease to be the holder thereof,
(ii)	the name of the Alexco Shareholder shall be removed from the register maintained by or on behalf of Alexco in respect of the Alexco Shares,
(iii)	the Alexco Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof, and
(iv)	the name of 108 shall be added to the register maintained by or on behalf of Alexco in respect of the Alexco Shares as the holder thereof;

it being expressly provided that the events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	Deemed Fully Paid and Non-Assessable Shares

All Hecla Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

3.3	No Fractional Consideration

No fractional Hecla Shares shall be issued Alexco Shareholders pursuant to this Plan of Arrangement. The total number of Hecla Shares to be issued to any Alexco Shareholder shall, without additional compensation, be rounded down to the nearest whole Hecla Share, in the event that an Alexco Shareholder is entitled to a fractional share.

3.4	Calculations

All calculations and determinations made by 108, Alexco or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

3.5	Adjustments to Consideration

The Consideration payable to a Alexco Shareholder pursuant to Section 3.1(i) will be adjusted to reflect fully the effect of any stock split, reverse split, dividend (including any dividend or distribution of securities convertible into Alexco Shares), consolidation, reorganization, recapitalization or other like change with respect to Alexco Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

Article 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration
(a)	Following receipt of the Final Order and in any event no later than the Business Day prior to the Effective Date, 108 shall deliver or cause to be delivered a direction to the Depositary in respect of the Hecla Shares required to satisfy the aggregate number of Hecla Shares payable to Alexco Securityholders, which Hecla Shares shall be issued by Hecla immediately prior to the Effective Time and held by the Depositary in escrow as agent and nominee for such former Alexco Securityholders.
(b)	Upon surrender to the Depositary for cancellation of a certificate of a Alexco Security which immediately prior to the Effective Time represented an outstanding Alexco Security that was transferred pursuant to Section 3.1, together with a duly completed and executed Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Alexco Security represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Alexco Securityholder, as soon as practicable, the Consideration that such Alexco Securityholder has the right to receive under the Arrangement for such Alexco Securities, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(c)	After the Effective Time and until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Alexco Shares shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Consideration to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 3.1 and this Section 4.1, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Alexco Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall:
(i)	cease to represent a claim by, or interest of, any former holder of Alexco Shares of any kind or nature against or in Alexco, 108 or Hecla (or any successor to any of the foregoing); and
(ii)	be deemed to have been surrendered to (or as directed by) 108 and shall be cancelled.
(d)	No Alexco Securityholder shall be entitled to receive any consideration with respect to such Alexco Securities other than the Consideration to which such holder is entitled in accordance with Section 3.1 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.
(e)	None of Alexco, 108 or Hecla, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to 108 or Hecla or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.
4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Alexco Shares that are ultimately entitled to Consideration pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of Alexco, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to 108 and the Depositary (acting reasonably) in such sum as 108 and the Depositary may direct, or otherwise indemnify 108 and the Depositary in a manner satisfactory to 108 and the Depositary, acting reasonably, against any claim that may be made against 108 or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or paid after the Effective Time with respect to Hecla Shares shall be delivered to the holder of any certificate formerly representing Alexco Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1. Subject to applicable law and to Section 4.1 at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Hecla Shares to which such holder is entitled in respect of such holder’s Consideration.

4.4	Withholding Rights

108, Alexco and the Depositary (in this section, the “payor”), shall each be entitled to deduct and withhold from any Consideration or other amount payable (whether in cash or in kind) or otherwise deliverable to any holder or former holder of Alexco Securities such amounts as the payor may be required to deduct and withhold therefrom under any applicable law in respect of taxes. To the extent that any amounts are so deducted, withheld and remitted to the appropriate governmental entity when required by law, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of Alexco Shares of the Consideration otherwise payable to such holder, 108, Alexco or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder or former holder in the form of Hecla Shares as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements.

Article 5
DISSENT RIGHTS

5.1	Dissent Rights

Pursuant to the Interim Order, registered holders of Alexco Shares as of the record date for the Alexco Meeting may exercise rights of dissent with respect to all Alexco Shares held by such holder as registered holder thereof as of such date in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Section 237 to 247 of the BCBCA, as modified by this Section 5.1, the Interim Order and the Final Order (“Dissent Rights”); provided that, notwithstanding subsection 242(1) of the BCBCA, the written objection to the Alexco Resolution referred to in subsection 242(1) of the BCBCA must be received by Alexco not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the date of the Alexco Meeting or any date to which the Alexco Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(a)	are ultimately entitled to be paid fair value for their Alexco Shares, which fair value shall be the fair value of such shares immediately before the approval of the Alexco Resolution, shall be paid only an amount equal to such fair value by 108, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA except that 108 may enter into the agreement with registered holders who exercise such Dissent Rights or apply to the Court, all as contemplated under sections 244 and 245 of the BCBCA, and such Dissenting Shareholder will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholders not exercised their Dissent Rights in respect of their Alexco Shares; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Alexco Shares in respect of which they purported to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Alexco Shares and shall be entitled to receive only the consideration contemplated in Section 3.1(i) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, and had made the Cash Election for all Alexco Shares held in accordance with Section 3.2, but in no case shall 108 or Alexco or any other person be required to recognize any holder of Alexco Shares who exercises Dissent Rights as a holder of Alexco Shares after the time that is immediately prior to the Effective Time, and the names of all such holders of Alexco Shares who exercise Dissent Rights (and have not withdrawn such exercise of Dissent Rights prior to the Effective Time) shall be deleted from the register maintained by or on behalf of Alexco in respect of the Alexco Shares as holders of Alexco Shares at the Effective Time and 108 shall be recorded as the registered holder of such Alexco Shares and shall be deemed to be the legal owner of such Alexco Shares.

For greater certainty, (a) no beneficial holder of Alexco Shares shall be entitled to Dissent Rights in respect of such Alexco Shares and no holder of Alexco Options, Alexco DSUs or Alexco RSUs shall be entitled to Dissent Rights in respect of such holder’s Alexco Options, Alexco DSUs or Alexco RSUs, as applicable, and (b) in addition to any other restrictions in Section 238 of the BCBCA, no person who has voted Alexco Shares, or instructed a proxyholder to vote such persons Alexco Shares, in favour of the Alexco Resolution shall be entitled to exercise Dissent Rights with respect to the Arrangement.

Article 6
AMENDMENTS AND TERMINATION

6.1	Amendments to the Plan of Arrangement
(a)	Alexco and 108 may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Alexco and 108, each acting reasonably, (iii) filed with the Court and, if made following the Alexco Meeting, approved by the Court, and (iv) communicated to the Alexco Securityholders if and as required by the Court.
(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Alexco or 108 at any time prior to or at the Alexco Meeting (provided that the Alexco or 108, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Alexco Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Alexco Meeting shall be effective only if (i) it is consented to in writing by each of Alexco and 108 (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that it (i) concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the interest of any holders of Alexco Securities or (ii) is an amendment contemplated in Section 6.1(d).
(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by 108, provided that it concerns a matter which, in the reasonable opinion of 108, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the economic interest of any former holder of Alexco Securities.
6.2	Withdrawal of Plan of Arrangement

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

6.3	Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to Section 8.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other party hereunder other than as set out in the Arrangement Agreement.

Article 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the Effective Time in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

7.2	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to Alexco Securities issued prior to the Effective Time;
(b)	the rights and obligations of the holders of Alexco Securities and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and
(c)	all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Alexco Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Article 8
U.S. SECURITIES LAW EXEMPTION

8.1	U.S. Securities Law Exemption.

Notwithstanding any provision herein to the contrary, the Parties each agree that the Plan of Arrangement will be carried out with the intention that (i) all Hecla Shares to be issued to Alexco Shareholders in exchange for their Alexco Shares pursuant to the Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable securities laws of any state of the United States in reliance upon similar exemptions under any applicable securities laws of any state of the United States, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; and (ii) the Hecla Shares continue to be registered pursuant to Section 12(b) of the U.S. Exchange Act.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 291 of the Business Corporations Act (British Columbia) involving Alexco Resource Corp. (the “Company”), pursuant to the arrangement agreement between the Company and Hecla Mining Company (“Hecla”) dated July 4, 2022, as assigned and amended pursuant to an assignment and amendment agreement dated July 25, 2022, by and among the Company, Hecla, as assignor, and 1080980 B.C. Ltd., as assignee, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of the Company dated July 28, 2022 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.
2.	The plan of arrangement of the Company, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Appendix B to the Circular, is hereby authorized, approved and adopted.
3.	The: (i) Arrangement Agreement and all the transactions contemplated therein; (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.
4.	The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).
5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of the Company (the “Company Securityholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, without further notice to or approval of the Company Securityholders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6.	Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, whether under the corporate seal of the Company or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.